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EXHIBIT 99.1

PRESS RELEASE	Leitch Press Contact: Cynthia Odom Tel: +1(757) 548-2300 x1015 (800) 231-9673 x1015 cynthia.odom@leitch.com
Leitch Investor Contact: Reg Tiessen Chief Financial Officer Tel: +1 416-445-9640 reg.tiessen@leitch.com www.leitch.com
20, November, 2003	FOR IMMEDIATE RELEASE

Leitch announces the Appointment of Timothy Thorsteinson as President and CEO

Former President of Grass Valley Group joins from Thomson

TORONTO — Leitch Technology Corporation (TSX:LTV) today announced that it had completed its CEO search process and has appointed Timothy E. "Tim" Thorsteinson as President and CEO. Mr. Thorsteinson will begin in the role effective November 24, 2003.

"We're delighted, after an extensive search, to announce the appointment of a candidate of the caliber of Tim," said David Chaikof, Chairman of Leitch Technology Corporation. "As a broadcast industry professional he brings the type of turnaround experience, industry knowledge and personal relationships we sought. We are excited that we can now move forward to execute the plan to return Leitch to its historical levels of profitability."

Mr. Thorsteinson joined Leitch after leaving his position at Thomson Broadcast and Media Solutions where he led the Broadcast product line. Formerly the president of the Video and Networking Division of Tektronix, Inc., he also ran the subsidiary company within that Division known as Grass Valley Group (GVG). During his tenure at Tektronix, he executed the sale of the GVG business to a private investor group. At that transition, Thorsteinson departed Tektronix to lead the Grass Valley Group company as its CEO and COO until its acquisition by Thomson. In that position he led the team that returned Grass Valley Group to profitability through focused cost reductions and gross margin improvements across the entire product line and increased share in the video server business. Grass Valley also regained the number one position in production switchers and gained significant share in the router, modular and news product areas. At Thomson he led the integration of the Broadcast products of Thomson, Grass Valley, and Phillips and consolidated widely dispersed R&D efforts.

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Leitch announces the Appointment of Timothy Thorsteinson as President and CEO    2

"The opportunity to join Leitch and continue the process of transformation of this public company is really exciting," said Mr. Thorsteinson. "With the combination of great people, great products and a great brand Leitch is in a position to significantly improve its financial performance. After living in California and Hong Kong, my family and I are looking forward to living in Canada where my family has deep roots."

Mr. Thorsteinson will be based in Toronto where he and his family will be relocating. The Board also plans on welcoming Mr. Thorsteinson to the Board of Directors when a vacancy occurs or at the Next Annual General Meeting.

About Leitch

        Leitch Technology is a 32-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support.

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EXHIBIT 99.1
Leitch announces the Appointment of Timothy Thorsteinson as President and CEO